Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02

SECOND QUARTER 2015 INVESTOR PRESENTATION FLOORPLAN SECURITIZATION

SLIDE F-1 Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847 FREE WRITING PROSPECTUS

SLIDE F-2 FLOORPLAN OVERVIEW • Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 • Ford Credit provides financing for about 80%* of Ford and Lincoln dealer inventory, or approximately 2,700 dealers • Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold • Ford Credit’s floorplan portfolio has historically experienced very low losses • Low losses are primarily a function of strong risk management practices and servicing: – Continuous dealer monitoring of: • Financial health • Payment performance • Vehicle collateral status – Intensification of risk management actions as dealer risk increases – Use of proprietary risk rating assessment and behavioral scoring models – Ford Credit leverages access to dealer information through Ford relationship • Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle * As of December 31, 2014, excluding fleet dealer sales FLOORPLAN TRUST

SLIDE F-3 TRUST OVERVIEW • Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 35 series • The Trust offers floorplan asset-backed securities though various channels: – Public transactions – Rule 144A transactions – Other private transactions • Over 88%* of Ford Credit’s total floorplan portfolio is designated to the Trust for securitization * As of December 31, 2014 FLOORPLAN TRUST

SLIDE F-4 0.000% 0.000% 0.000% 0.000% 0.000% 2010 2011 2012 2013 2014 Losses Recoveries PERFORMANCE OVERVIEW Memo Days Supply** 74 120 143 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Payment Rate Payment rate triggers Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)* Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)* 3 Month Average of Monthly Principal Payment Rate Floorplan Portfolio Dealer Risk Ratings (0.087)% (0.021)% (0.025)% (0.008)% (0.008)% 2010 2011 2012 2013 2014 Losses Recoveries 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Dec-10 Dec-11 Dec-12 Dec-13 Dec-14 Percent of Principal Balance Other*** Group IV (Poor) Group III Group II Group I (Strong) * See Appendix – Floorplan Portfolio Performance slide footnotes ** Estimated days supply derived from payment rate *** Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see Dealer Risk Rating Assessment slide for definitions FLOORPLAN TRUST No Trust losses realized – Ford Credit elects to repurchase receivables from “status” accounts Historical peak loss was 0.353% in 2009 l Lowest 3 Month Average Payment Rate was 29.9% in February 2005

SLIDE F-5 * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) HISTORICAL BALANCE FLOORPLAN TRUST $4 $6 $8 $10 $12 $14 $16 $18 Mar-08 Mar-09 Mar-10 Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Billions Floorplan Trust Balance (excluding EFA) Required Pool Balance Note: As of March 31, 2015 the Trust balance was $16.67 billion Cash funding required as a result of low Trust balance*

SLIDE F-6 STRUCTURE OVERVIEW • Credit enhancement in our floorplan securitization program includes: – Subordination of junior notes – Required subordinated amount – Cash reserve – Excess spread • The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit % of Receivable Balance Total Class A Enhancement ~24.4% Class A Notes ("AAA") 76.5% Class B Notes ("AA") 3.5% Class C Notes (“Not Rated") 5.0% Class D Notes (“Not Rated") 3.0% Subordinated Interest Amount 12.0% Reserve Account 0.9% Excess Spread (per annum) FLOORPLAN TRUST Concentration Limit Ineligible receivables n/a 12.1 $ Dealer concentration (5% for AutoNation) 2% 0.0 Used vehicle concentration 20% 0.0 Fleet concentration 4% 0.0 Medium/Heavy truck concentration 2% 0.0 Manufacturer concentration 10% 0.0 (2% or 6% for lower rated manufacturers) Total: 12.1 $ ($Mils.) Incremental Subordination * * As of March 31, 2015

SLIDE F-7 KEY TRIGGERS • Amortization Triggers -- Series will start to amortize if any of the triggers are breached: – Average monthly principal payment rate for the three preceding collection periods is less than 21% – The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months – The available subordinated amount is less than the required subordinated amount – Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) • Enhancement Step-Up Trigger -- Subordination or reserve fund increases by 4 percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25% FLOORPLAN TRUST

SLIDE F-8 OUTSTANDING SERIES* FLOORPLAN TRUST • Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity – Capacity $4.6 billion • Legacy public series reflect previous rating agency methodology and structure prior to changes in subordination and introduction of payment rate step-up trigger - Total Funding: 12.3 $ - Total Assets: 16.7 $ - Unfunded Assets: 2.3 $ Trust Balance ($Bils.) * As March 31, 2015 ** 24.27% for 144A Series (2013-2, 2014-3) Private Variable Public Funding Notes Term Series Series 2006-1, 2010-4, 2012-3, 2014-5 2012-2, 2012-5, 2013-1, 2013-2 **, 2013-3, 2013-4, 2013-5, 2014-1, 2014-2, 2014-3 **, 2014-4, 2015-1, 2015-2 Amount Outstanding ($Bils.) $ 1.5 $ 10.8 Senior Hard Enhancement AAA Notes 25.75% 24.38% Maturity Ranges Apr-15 -- Jan-17 Jun-15 -- Jun-20

FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-10 • Dealer Structure – Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations – Many dealers use a holding company structure similar to the one shown here • Collateral – The financed vehicles are the primary collateral for dealer floorplan loans – For many dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity – Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans TYPICAL DEALER STRUCTURE Assets • Stocks, bonds, cash • Non-dealer real estate • Other assets, for example, boat, plane, jewelry and furniture Assets • Unfloored used inventory • Furniture, fixtures, parts, accessories and equipment • Dealer net worth Assets • Land • Buildings Personal guarantees from many dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-11 UNDERWRITING AND CREDIT REVIEW PROCESS • A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information • Ford Credit performs a thorough review of the dealer’s: – Business, legal and operations structure including number of manufacturer franchises – Credit information – Financial statements or tax returns – Bank references – Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested • The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business • Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the same process utilized to evaluate new dealer account originations FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-12 DEALER RISK RATING ASSESSMENT • Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers • Dealer risk ratings are categorized into groups: • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance • Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners • Origination scoring model is validated regularly to ensure the integrity and performance of the model and is updated if necessary Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides intransit financing or because Ford Credit is in the process of terminating the financing for such dealer FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-13 DEALER BEHAVIORAL ASSESSMENT • Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly – MAR rating directs the intensity and frequency of our dealer monitoring and controls • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s near-term ability to meet its financial obligations – MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization • MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate • MAR is validated regularly to ensure integrity and performance of the model and is updated if necessary FLOORPLAN SERVICING AND RISK MANAGEMENT

FLOORPLAN SERVICING AND RISK MANAGEMENT
DEALER MONITORING STRATEGY



Dealers
Monitor
Monthly Accounts Review (MAR)
No Further Action
Dashboard
Watch Report
ICU
Status
Liquidation
MAR Directed Action Plans

Monitor
- ✓ Payoffs
- ✓ Aged Inventory
- ✓ Overline Report
- ✓ Financial Statements
- ✓ Risk Rating
- ✓ Credit File Review
- ✓ Dashboard Trend Report

Monthly Accounts Review
- ✓ Assess dealer risk and determine action plans

Dashboard – Medium to Low Risk
- ✓ Trigger based action plans

Watch Report – Medium to High Risk
- ✓ Formal review of action plans and results presented to senior management (plans may include accelerated physical audits)

Intensive Care Unit (ICU) – High Risk
- ✓ More experienced risk team
- ✓ Increased intensity surrounding action plans and timelines

Status
- ✓ On-site control
- ✓ Focus on asset protection

Liquidation
- ✓ Focus on loss mitigation

SLIDE F-14

SLIDE F-15 INVENTORY AUDITS A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: • Ford Credit engages a vendor to perform on-site vehicle inventory audits – Size of an audit team varies based on dealer locations and complexity – All dealer locations are typically audited same day • Dealer generally does not receive advance notice of an audit • Strict restrictions on how often the same auditor may lead a dealer’s audit • Ford Credit reconciles each audit daily • Immediate payment is required for any sold vehicle • Ford Credit follows a robust quality assurance process to monitor the vendor’s performance FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-16 FORD CREDIT ACTIONS • If Ford Credit discovers any issues when monitoring a dealer, it may: – Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit – Review curtailment options and advance rates – Suspend credit lines – Verify cash balances and organizational structure – Assign Ford Credit dealership accounting specialists to perform an indepth review of the dealership and validate the accuracy and completeness of financial statement(s) – Meet with owners/guarantors – Increase risk rating to trigger more extensive monitoring – Discuss with the Ford or Lincoln sales division to ensure an aligned approach FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-17 STATUS DEALER PROCEDURES • A dealer status is declared when: – Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit – Dealer fails to pay principal or interest – Dealer bankruptcy – Other circumstances that warrant immediate action • Once a status is declared Ford Credit may then: – Suspend credit lines – Maintain Ford Credit personnel on site – Collect titles and keys – Secure dealer inventory – Issue payment demand letters – Obtain liens on property of guarantors – Increase the dealer’s floorplan interest rate • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: – Liquidate vehicles and any available secondary collateral to obtain greatest value – Continue collection efforts against personal and corporate guarantors • Should liquidation be necessary, inventory is disposed through the following channels: – Transfer of vehicles to other dealers – Repurchase by manufacturer and redistribution to other dealers – Sale of vehicles at auction FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-18 CAPTIVE FINANCE COMPANY BENEFITS • Integrated systems enable real time controls: • Other captive finance company benefits: – Access to monthly dealer financial statements allows monitoring of dealer financial strength – Aligned sales, production and inventory objectives between Ford and Ford Credit – Dealer monitoring by both Ford and Ford Credit – Joint Ford and Ford Credit discussions with dealers on various aspects of the business – Comparative dealership benchmarking between dealerships of like size or in similar markets 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives 2. 3. FLOORPLAN SERVICING AND RISK MANAGEMENT

FLOORPLAN APPENDIX

APPENDIX
FLOORPLAN PORTFOLIO PERFORMANCE

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

		Year ended December 31,				
		2014	2013	2012	2011	2010
		(Dollars in Millions)				
Ford Credit Portfolio	Average principal balance [1]	$19,072	$17,177	$13,847	$12,199	$11,556
	Net losses (recoveries) [2]	$ (1.5)	$ (1.3)	$ (3.5)	$ (2.6)	$ (10.1)
	Net losses/average principal balance	(0.008)%	(0.008)%	(0.025)%	(0.021)%	(0.087)%
	Liquidations [3]	$97,427	$95,429	$82,418	$76,266	$72,326
	Net losses (recoveries)/liquidations	(0.002)%	(0.001)%	(0.004)%	(0.003)%	(0.014)%
Trust	Net losses/average principal balance [4] [5] [6]	0.000%	0.000%	0.000%	0.000%	0.000%

(1) For periods after 2010, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to and including 2010, average principal balance for each period indicated is the average of the average principal balances for each month in the period based on the average of the daily principal balances for the month.

(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit's dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in such assets, the net losses experienced by the trust may be higher.

(3) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.

(4) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.

(5) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

(6) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

APPENDIX F-1

• New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback • Auction vehicles – auction price plus auction fee and transportation costs • Used vehicles – up to 100% of wholesale value (trade publications) Advance Rates • Principal due generally upon sale of related vehicle • Interest and other administrative charges are billed and payable monthly in arrears Payment Terms • Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle • The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles • Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms • Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing • Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies Insurance FLOORPLAN FEATURES APPENDIX F-2

• Prime rate plus generally 1.50% for both new and used vehicles • Floorplan rates are not risk based Floorplan Interest Rate • Prime rate plus 0.30% In-transit Vehicle Adjustment Fee* • Based on a 60-day vehicle supply • Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns • Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels New Vehicle Lines** • Based on a 30- to 45-day vehicle supply depending on dealer risk rating • Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Used Vehicle Lines FLOORPLAN FEATURES (CONTINUED) * In-transit floorplan receivable is created at gate release ** New floorplan receivable is created on the date the vehicle is delivered to the dealer APPENDIX F-3

Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer)* Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series FLOORPLAN TRUST LEGAL STRUCTURE * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long- term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's APPENDIX F-4